UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 16)*

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

CHINA TRANSINFO TECHNOLOGY CORP.
(Name of Issuer)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

169453 10 7
 (CUSIP Number)

Shudong Xia
9th Floor, Vision Building,
No. 39 Xueyuanlu, Haidian District,
Beijing, China 100191

With a copy to:

Peter X. Huang
Skadden, Arps, Slate, Meagher & Flom LLP
30th Floor, China World Office 2
No. 1, Jianguomenwai Avenue
Beijing 100004, People’s Republic of China
+(86) 10 6535-5599
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 19, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	169453 10 7

1.	NAME OF REPORTING PERSON: Karmen Investment Holdings Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ x ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS BK, OO, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 6,005,242 shares of common stock
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 6,005,242 shares of common stock
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,005,242 shares of common stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ x ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.76%(1)
14.	TYPE OF REPORTING PERSON CO

(1) Based on 25,270,069 shares of our common stock outstanding as of February 19, 2012.

CUSIP No.	169453 10 7

1.	NAME OF REPORTING PERSON: East Action Investment Holdings Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ x ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS BK, AF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 6,005,242 shares of common stock(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 6,005,242 shares of common stock(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,005,242 shares of common stock(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ x ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.76%(2)
14.	TYPE OF REPORTING PERSON CO

(1) Includes 6,005,242 shares of common stock of the Company owned by Karmen Investment Holdings Limited.

(2) Based on 25,270,069 shares of common stock of the Company outstanding as of February 19, 2012.

CUSIP No.	169453 10 7

1.	NAME OF REPORTING PERSON: Shudong Xia
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ x ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS BK, PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,031,835 shares of common stock
	8.	SHARED VOTING POWER 6,005,242 shares of common stock (1)
	9.	SOLE DISPOSITIVE POWER 1,031,835 shares of common stock
	10.	SHARED DISPOSITIVE POWER 6,005,242 shares of common stock (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,037,077 shares of common stock (2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.85%(3)
14.	TYPE OF REPORTING PERSON IN

(1) Includes 6,005,242 shares of common stock of the Company owned by Karmen Investment Holdings Limited.

(2) Includes 6,005,242 shares of common stock of the Company owned by Karmen Investment Holdings Limited and 1,031,835 shares of common stock of the Company owned by Shudong Xia.

(3) Based on 25,270,069 shares of common stock of the Company outstanding as of February 19, 2012.

This Amendment No. 16 to Schedule 13D (this “Amendment No. 16”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of China TransInfo Technology Corp., a Nevada corporation (the “Company”). This Amendment No. 16 is filed jointly by Karmen Investment Holdings Limited (“Karmen”), East Action Investment Holdings Ltd. (“East Action”) and Shudong Xia (“Mr. Xia”). Karmen, East Action and Mr. Xia are collectively referred to as the “Reporting Persons.”

This Amendment No. 16 amends and supplements the statement on Schedule 13D filed on May 15, 2007 on behalf of the reporting persons named therein with the United States Securities and Exchange Commission (the “SEC”), as amended on September 3, 2008, April 26, 2010, March 9, 2011, March 16, 2011, March 24, 2011, April 15, 2011, May 10, 2011, August 30, 2011, September 20, 2011, October 7, 2011, October 24, 2011, November 9, 2011, November 28, 2011, December 14, 2011 and January 4, 2012 (as amended and supplemented to date, the “Schedule 13D”). Except as provided herein, this Amendment No. 16 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not defined herein have the meanings assigned to them in the Schedule 13D.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

The Reporting Persons intend to finance the Proposed Transaction (as defined below) through a combination of debt financing and equity financing.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On February 19, 2012, Mr. Xia, on behalf of himself, submitted a preliminary non-binding proposal (the “Proposal”) to the board of directors of the Company (the “Board”) for the acquisition of all of the Common Stock that are not currently owned by Mr. Xia through a going-private transaction (the “Proposed Transaction”).

In the Proposal, Mr. Xia proposed to acquire all of the outstanding Common Stock held by shareholders other than himself for $5.65 per share, which represents a premium of approximately 36.5% to the volume-weighted average closing price during the 60 trading days immediately prior to February 17, 2012 and a premium of approximately 10% to the Company’s closing price on February 17, 2012.

Mr. Xia intended to finance the Proposed Transaction with a combination of debt financing and equity financing and has held preliminary discussions with a Chinese bank which is experienced in financing going-private transactions in this regard. Mr. Xia also has held preliminary discussions with certain stockholders of the Company and other potential sources of equity financing, and may make agreements with them relating to possible investments in the Proposed Transaction.

Mr. Xia indicated in the Proposal that he is prepared to negotiate and finalize the terms of the Proposed Transaction in definitive transaction documents, which will provide for covenants and conditions typical and appropriate for transactions of this type.

The Proposal also provided that no binding obligation on the part of the Company or Mr. Xia shall arise with respect to the Proposed Transaction unless and until definitive agreements have been executed.

The foregoing summary of certain provisions of the Proposal is not intended to be complete. References to the Proposal in this Amendment No. 16 are qualified in their entirety by reference to the Proposal itself, a copy of which is attached hereto as Exhibit 99.1 and incorporated herein by reference as if set forth in its entirety.

If the Proposed Transaction is completed, the Common Stock would become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act and would be delisted from the NASDAQ Global Market.

Except as indicated above and elsewhere herein, none of the Reporting Persons have any present plan or proposal that relates to or would result in any other action specified in clauses (a) through (j) of the instructions to Item 4 on Schedule 13D (although they reserve the right to develop such plan or proposal).

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

The Proposal described under Item 4 of this Amendment No. 16 is incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1:	Proposal Letter from Mr. Xia to the Board, dated February 19, 2012.

SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 20, 2012

Karmen Investment Holdings Limited

By:	/s/ Shudong Xia
Name:	Shudong Xia
Title:	Sole Director

East Action Investment Holdings Ltd.

By:	/s/ Shudong Xia
Name:	Shudong Xia
Title:	Sole Director

Shudong Xia

By:	/s/ Shudong Xia